FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 8, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.00 Noon. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

8 May 2003

Signet Like For Like Sales up 2.2% in First Quarter

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, today announced its first quarter 2003/04 sales performance for the 13 week period from 2 February to 3 May 2003.

Group sales in the quarter were £342.9 million (13 weeks to 2 May 2002: £354.8 million), an increase of 4.6% at constant exchange rates. At actual exchange rates Group sales were down by 3.4% reflecting the weakening of the US dollar from £1 / $1.43 to £1 /$1.59. The like for like sales increase was 2.2%. The breakdown of the sales performance was as follows:

                                  Sales                                     Change on Previous Year
                            £ million       % of Total                             Total      Like for Like

US                          250.2                73.0                           -6.4%(a)              1.1%

UK                           92.7                27.0                            5.9%                 5.4%(b)

GROUP                       342.9               100.0                           -3.4%(c)              2.2%

(a) At constant exchange rates US total sales increased by 4.1%.
                 (b) H.Samuel like for like sales were up by 4.5% and Ernest Jones by 6.6%.
     (c) At constant exchange rates Group total sales increased by 4.6%.

Terry Burman, Group Chief Executive, commented, "Against the background of demanding comparatives the US division increased like for like sales by 1.1%. The business performed strongly during the Valentine's Day period; subsequent trading was affected by inclement weather in late February and early March. Although the later timing of Easter and the war in Iraq have made the subsequent pattern of trading difficult to interpret, there has been some evidence of weaker consumer demand. Strict control was exercised over costs and gross margin throughout the period.

The UK division again outperformed the general retail market with like for like sales up by 5.4%, on what was a strong period last year. Further excellent progress was made in the drive to increase diamond sales in both H.Samuel and Ernest Jones."

Enquiries:          Walker Boyd, Group Finance Director                +44 (0) 20 7399 9520

                    Mike Smith, Brunswick                              +44 (0) 20 7404 5959
                    Tim Grey, Brunswick                                +44 (0) 20 7404 5959

Signet operated 1,671 speciality retail jewellery stores at 3 May 2003; these included 1,065 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 606 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

The first quarter earnings results for the 13 weeks ended 3 May 2003 are expected to be announced on Thursday 5 June 2003 and a conference call on that day for all interested parties is expected to take place at 2.30 p.m.(BST).

        European dial-in:                     +44 (0) 20 7984 7582                 Password: "Signet"
        European 48 hr. replay:               +44 (0) 20 7784 1024                 Access code: 501545

        US dial-in:                           +1 719 457 2679                      Password: "Signet"
        US 48 hr. replay:                     +1 719 457 0820                      Access code: 501545

This release includes certain forward-looking information that is based upon management's beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's filings with the US Securities and Exchange Commission, including its 2002/03 Annual Report on Form 20-F filed with the Commission on April 24, 2003. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   May 8, 2003